082-34955

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim



09045588

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

3/25

bank hapoalim

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Results of Meeting*	*05/02/2009*	*1*
2.	*Results of Meeting for Approving a Transaction with a Controlling Party and/or for Approving a Private Offer*	*05/02/2009*	*2*
3.	*Grant of Rights to Purchase Shares*	*17/02/2009*	*3*
4.	*Grant of Rights to Purchase Shares*	*17/02/2009*	*4*
5.	*Immediate Report*	*18/02/2009*	*5*
6.	*Rating of Debentures or the Rating of a Corporation*	*03/03/2009*	*6*
7.	*Convening of a Meeting*	*01/03/2009*	*7*
8.	*Schedule of Senior Office Holders*	*09/03/2009*	*8*
9.	*Senior Office Holder who Ceased to Hold Office*	*08/03/2009*	*9*
10.	*Change in the Securities of the Corporation*	*09/03/2009*	*10*
11.	*Changes in the Holdings of Interested Parties and Senior Office Holders*	*15/03/2009*	*11*
12.	*Schedule of holdings of Interested Parties and Senior Office Holders*	*09/03/2009*	*12*
13.	*Senior Office Holder who Ceased to Hold Office – Amending Report*	*11/03/2009*	*13*
14.	*Immediate Report*	*02/03/2009*	*14*
15.			
16.			
17.			
18.			
19.			
20.			

082-34955 Schedule 1

BANK HAPOALIM B.M.

Number at the Registrar: 520000118
Securities of the Corporation are listed for trade on the Tel-Aviv Stock Exchange
Abbreviated Name: Poalim
Street: POB 27, Tel-Aviv 61000
Telephone: 03-567 3800, 03-567 3333, Fax: 03-567 4576
Electronic Mail: YORAM.WEISSBREM@MAILPOALIM.CO.IL

Transmission Date: 05/02/2009
Reference: 2009-01-030978

To
Securities Authority
www.isa.gov.il

To
The Tel-Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report on the Results of a Meeting

Regulation 36D of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

At a Special Meeting _________ on *05/02/2009* the resolutions set out below were adopted:

Meeting_isa.pdf

Explanation: If the Meeting adopts a resolution for which the required majority is not a simple majority, the report should also specify the following: The total number of shares which participated in the voting, the number of shares which voted for and against the proposal and the percentage of those of the total number of shares eligible to vote, distinguishing between the controlling parties or any one on their behalf and those who are not the controlling parties or any one on their behalf, and also noting any other distinction between shareholders which is required for adopting the resolution.

A separate immediate report setting out the results of this Special Meeting, by way of additional resolutions as will be set forth below, as required under Regulation 13 of the Securities (A Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001, which were adopted by this Meeting by a special majority, which is required under Section 275 of the Companies Law, has been sent to the Securities Authority, by means of an electronic reporting system on 5th February, 2009, and under reference no. 030969-01-2009, as follows:

1. To approve an engagement by the Bank whereby the Bank gives an undertaking in advance to indemnify the director Mrs. Iris Dror, on the same terms as are conferred upon all of the other directors and as specified in the Immediate Report dated 31st December, 2008 which was sent via Magna the number of which is 376215-01-2008 ("the Immediate Report"), and in the form of the deed of indemnity attached to such report.
2. To ratify the terms of the directors' and office holders liability insurance to be granted to Mrs. Iris Dror, to commence on the day of her appointment on 16th November 2008, which was renewed on 1st June, 2008, and which will expire on 31st May, 2009 (the "Existing Policy", as specified in the Immediate Report
3. To approve the purchase and/or renewal and/or extension of an existing and/or other and/or additional policy/policies for insuring directors' and office holders' liability after the expiry of the Existing Policy, to be granted to Mrs. Iris Dror, on terms specified in the Immediate Report.

The Special Meeting of the shareholders of the Bank took place on 5th February, 2009, at 10:00 a.m.

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

To: The London Stock Exchange

Date: 5th February, 2009

Dear Sirs and Mesdames,

Re: Immediate Report Regarding the Results of a Special General Meeting of the Shareholders of the Bank Which Convened on 5th February, 2009, as Required in accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 ("the Regulations")

Further to the immediate report of 31st December, 2008 which was sent via Magna the number of which is 376215-01-2008 ("the Immediate Report"), we respectfully advise you that on Thursday, 5th February, 2009 at 10:00 a.m., there took place a special meeting of the shareholders of Bank Hapoalim B.M. (hereinafter: "the Special General Meeting"). We respectfully hereby set forth the resolutions of the Special General Meeting, a report of which needs to made in accordance with the aforesaid Regulations as follows:

As for Item 1: Election of an external director in accordance with the Companies Law, 5759-1999

Resolved: To appoint Mr. Imri Tov as an external director of the Bank, in accordance with the provisions of the Companies Law, 5759-1999 ("the Companies Law").

The advance approval of the bank of Israel was obtained for the appointment of Mr. Imri Tov.

Particulars of the results of the meeting for the approval of the election of the external director which was adopted by a special majority as required under Section 239 of the Companies Law, are given in Annex A of this report.

As for Item 2: The engagement of the Bank according to which it will give an undertaking in advance to indemnify directors of the Bank, as set forth below.

Resolved: To approve the engagement of the Bank whereby it gives an undertaking in advance to indemnify directors of the Bank, as set forth below:

Mr. Imri Tov, whose appointment was approved by the General Meeting as set forth under Item 1 above, Mrs. Iris Dror, who was appointed as a director of the Bank on 18th November, 2008, for the whole period of her office commencing from the date of her appointment as aforesaid (the controlling party of the Bank is liable to be considered as having a personal interest in the provision of indemnity for Mrs. Iris Dror) as well as all the directors, including external directors, who may hold office at the Bank from time to time in the future. The letters of indemnity for all of the aforesaid directors shall be in the form attached as an annex to the Immediate Report. This form is identical to the letters of indemnity issued in the past to all of the directors presently in office at the Bank as approved by the competent organs of the Bank, including the General Meeting.

The engagement to provide indemnity for all of the directors (except for Mrs. Iris Dror) requires approval by a simple majority of the General Meeting, whereas providing the indemnity for Mrs. Iris Dror requires approval by a special majority, by reason of the controlling party of the Bank being liable to be considered as having a personal interest in the approval, and accordingly, was presented for the approval of the Meeting in a separate resolution.

A separate immediate report setting out the results of the resolution of this Special Meeting regarding the approval of engagement by the Bank whereby the Bank gives an undertaking in advance to indemnify the director Mrs. Iris Dror, on the same terms as are conferred upon all of the other directors and as specified in the Immediate Report, and in the form of the deed of indemnity attached to the Immediate Report, as required under Regulation 13 of the Securities (A Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001, which was adopted by this meeting by a special majority, which is required under Section 275 of the Companies Law, has been sent to the Securities Authority, by means of an electronic reporting system on 5th February, 2009, and under reference no. 030969-01-2009.

<u>As for Item 3</u>: <u>Liability insurance for directors and office holders of the Bank</u>

Resolved: To notify and to approve liability insurance for directors and office holders of the Bank:

3.1 Ratification of the terms of the directors' and office holders' liability insurance for all of the directors and office holders in office at the Bank, including the external directors and including Mr. Imri Tov (whose appointment as an external director was approved by the Special General Meeting as provided in Item 1) and also including the

director Mrs. Iris Dror, commencing from the date of her appointment to the Board of Directors on 16th November, 2008 and expiring on 31st May, 2009 (hereinafter: "the Existing Policy"). The terms of the Existing Policy conform to the approval given in the past by the General Meeting. According to the Existing Policy, the total amount covered is 260 million Dollars and the total premium is about 2,030 thousand Dollars.

3.2 Approval that the insurance granted to the directors and the office holders in office at the Bank according to the Existing Policy will also secure all of the directors and office holders who may be in office at the Bank from time to time in the future.

3.3 After the expiry of the Existing Policy the Bank will purchase a policy or policies for insuring directors' and office holders' liability, which will grant coverage to all of the directors (including the external directors) and to all of the office holders who may hold office at the Bank from time to time at the time of purchase and/or at any time thereafter. The purchase of the policy, or the policies, as aforesaid, may be effected by way of renewal and/or extending the validity of the Existing Policy and/or any other policies which may be issued in the future and/or purchasing additional and/or other policies; and all of the foregoing in such a manner that the insurance coverage which shall be granted to the directors and the office holders of the Bank in office at any time shall not be less than the insurance coverage under the Existing Policy and subject also to the following cumulative conditions: (1) The insurance coverage under the aforesaid policy or policies is for such period or periods which in total will not exceed five years from the expiry of the Existing Policy, namely until 31st May, 2014; and (2) The overall coverage which shall be in force at any time under the aforesaid policy or policies shall not exceed 400 million Dollars, per claim and in total, and the annual premium shall not exceed 5 million Dollars.

3.4 The resolutions set forth in Clauses 3.1, 3.2 and 3.3 were brought for approval *en bloc* consisting of one resolution requiring approval by a simple majority, except the resolutions set forth in Clauses 3.1 and 3.3, in so far as they concern the provision of insurance coverage for the director Mrs. Iris Dror, which requires a special majority, on account of the controlling party of the Bank being liable to be considered as having a personal interest in the approval, and accordingly were brought for approval by the Meeting in a separate resolution.

A separate immediate report setting out the results of the resolution of this Special Meeting regarding the ratification of the terms of the directors' and office holders' liability insurance to be granted to Mrs.

Iris Dror from the date her appointment on 18th November, 2008, which was renewed on 1st June, 2008 and will expire on 31st May, 2009 ("the Existing Policy"), as set forth in the Immediate Report, and the approved of the resolution for the purchase and/or renewal and/or extension of an existing and/or other policy/policies which may be issued in the future after the expiry of the Existing Policy and/or the purchase of additional and/or other policies, for Mrs. Iris Dror, and all in such a manner that the insurance coverage granted to the director Mrs. Iris Dror shall not be less than the insurance coverage under the Existing `Policy and also subject to the cumulative conditions set forth in the Immediate Report, which were adopted by this Meeting by a special majority which is required under Section 275 of the Companies Law, has been sent to the Securities Authority, as required under Regulation 13 of the Securities (A Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001 by means of an electronic reporting system on 5th February, 2009, and under reference no. 030969-01-2009.

The resolutions on the subjects set forth in Clauses 2 and 3 (except in so far as concerns Mrs. Iris Dror) were adopted by this Special General Meeting by a simple majority of the shareholders present when the vote was taken and who were entitled to vote and voted in person or by their proxy.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Yoram Weissbrem Secretary of the Bank	**Sharona Tamir, Adv.** Deputy Secretary of the Bank

ANNEX A

The resolution set forth in Clause 1 for the election of the external director, Mr. Imri Tov, in accordance with Section 239 of the Companies Law, 5759-1999, was adopted by this Special General Meeting by a simple majority of the votes of the shareholders present when the vote was taken and who were entitled to vote and voted in person or by their proxy, on condition that one of the following was met:

(1) The count of the votes of the majority included at least one third of the votes of the shareholders who are not the controlling parties of the Company or whoever on their behalf, who participate in the voting; when counting all of the votes of the aforesaid shareholders, the votes of those abstaining were not taken into account;

(2) The total number of the votes of those voting against among the shareholders mentioned in sub-clause (1) above did not exceed one per cent. of all the voting rights in the Company.

Following are the results of the voting at the meeting for the approval of the resolution set forth in Clause 1:

- Number of Shares Participating in the Voting 803,997,842 shares.
- Number of Shares Voting in Favour 803,996,970 shares - 100%.
- Number of Shares Voting Against 872 shares – 0%.
- Number of Shares Voting in Favour of Approving the Transaction of the Total Number of Voters Who Have No Controlling Interest in the Company or Whoever on Their Behalf, Who Participated in the Voting for the Approval of the Transaction – 464,701,221 shares – 100%.
- Number of Shares Voting Against Approving the Transaction of the Total Number of Voters Who Have No Controlling Interest in the Company or Whoever on Their Behalf, Who Participated in the Voting for the Approval of the Transaction – 872 shares – 0%.

In view of the results set forth above, the proposal was adopted.

082-34955 Schedule 2

BANK HAPOALIM B.M.
Number at the Registrar: 5200001 18
Securities of the Corporation are listed for trade on the Tel-Aviv Stock Exchange
Abbreviated Name: Poalim
Street: POB 27, Tel-Aviv 61000
Telephone: 03-567 3800, 03-567 3333, Fax: 03-567 4576
Electronic Mail: YORAM.WEISSBREM@MAILPOALIM.CO.IL

Transmission Date: 05/02/2009
Reference: 030969-01-2009

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report of the Results of the Meeting for Approving a Transaction with a Controlling Party and/or for Approving a Private Offer

Under Regulation 13 of the Securities (A Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001 or Regulation 22 of the Securities (A Private Offer of Securities in a Registered Company) Regulations, 5760-2000.

If there were additional subjects on the agenda of the meeting they should be specified in Clause 3.

1. Following are the results of the general meeting which convened on *5th February 2009*:

2.

1
Type of Transaction: *Other*
Undertaking to indemnify Mrs. Iris Dror
Extract of the Proposed Resolution:
To approve an engagement by the Bank whereby the Bank gives an undertaking in advance to indemnify the director Mrs. Iris Dror, on the same terms as are conferred upon all of the other directors and as set forth in the Immediate Report dated 31st December, 2008 which was sent via Magna the number of which is 376215-01-2008 ("the Immediate Report"), and in the form of the deed of indemnity attached to such report.
The Meeting Resolved: *To approve*
Number of Shares Participating in the Voting: *981,047,738*
Number of Shares Voting in Favour: *959,394,468*
Number of Shares Participating in the Voting, and which were not Categorized as Shares whose Owners have a Personal Interest: *641,751,989 of which 620,098,719 voted in favour of approving the Transaction*
Number of Shares Voting Against: *21, 653, 270*
Percentage of Votes in Favour of Approving the Transaction of the Total Number of Voters Who Have No Personal Interest in the Transaction: *96.63%*
Percentage of Voters Against, Who Have No Personal Interest in the Transaction, of the Total Number of Voting Rights in the Company: *1.64%*

2
Type of Transaction: *Other*
Ratification of the terms of the directors' and office holders' liability insurance to be granted to Mrs. Iris Dror, to commence on the day of her appointment to the Board of Directors on 16th November 2008. The aforesaid insurance was renewed on 1st June, 2008, and will expire on 31st May, 2009, as set forth in the Immediate Report.
Extract of the Proposed Resolution:
To ratify the terms of the directors' and office holders liability insurance to be granted to Mrs. Iris Dror, to commence on the day of her appointment on 16th November 2008, which was renewed on 1st June, 2008, and which will expire on 31st May, 2009 ("the Existing Policy"), as set forth in the Immediate Report.
The Meeting Resolved: *To approve*
Number of Shares Participating in the Voting: *980,907,417*
Number of Shares Voting in Favour: *980,832,759*
Number of Shares Participating in the Voting, and which were not Categorized as Shares whose Owners have a Personal Interest: *641,611,668 of which 641,537,010 voted in favour of approving the Transaction*
Number of Shares Voting Against: *74,658*
Percentage of Votes in Favour of Approving the Transaction of the Total Number of Voters Who Have No Personal Interest in the Transaction: *99.99%*
Percentage of Voters Against, Who Have No Personal Interest in the Transaction, of the Total Number of Voting Rights in the Company: *0.01%*

3
Type of Transaction: *Other*
Approval for the purchase of a new policy/ies and/or for the renewal and/or extension of an existing and/or other and/or additional policy/ies for insuring directors' and office holders' liability for Iris Dror after the expiry of the Existing Policy, on terms as set forth in the Immediate Report.
Extract of the Proposed Resolution:
To approve the purchase and/or renewal and/or extension of an existing and/or other and/or additional policy/policies for insuring directors' and office holders' liability after the expiry of the Existing Policy, to be granted to Mrs. Iris Dror, on terms set forth in the Immediate Report.
The Meeting Resolved: *To approve*
Number of Shares Participating in the Voting: *980,907,417*
Number of Shares Voting in Favour: *980,832,759*
Number of Shares Participating in the Voting, and which were not Categorized as Shares whose Owners have a Personal Interest: *641,611,668 of which 641,537,010 voted in favour of approving the Transaction*
Number of Shares Voting Against: *74,658*
Percentage of Votes in Favour of Approving the Transaction of the Total Number of Voters Who Have No Personal Interest in the Transaction: *99.99%*
Percentage of Voters Against, Who Have No Personal Interest in the Transaction, of the Total Number of Voting Rights in the Company: *0.01%*

3. The Resolutions of the Meeting on Other Matters on the Agenda:

A. *A resolution regarding the appointment of an external director, Mr. Imri Tov, and which was adopted by a special majority as required under the Companies Law, 5759-1999, and as set forth in the immediate report regarding the results of the meeting which was issued via Magna, on the date of issue of this immediate report, namely, 5th February, 2009.*

B. *Moreover, the General Meeting adopted a resolution regarding the approval of the engagement of the Bank according to which it will give an undertaking in advance to indemnify Mr. Imri Tov whose appointment was approved by the General Meeting as set forth in Clause 3(a) above, and also an undertaking in advance to indemnify all of the directors, including the external directors who may hold office at the Bank from time to time in the future, and who are not controlling parties or their relatives (with the exception of Mrs. Iris Dror as to whom the engagement of the Bank to give an undertaking in advance to indemnify her was approved as set forth in Clause 1.2 of this immediate report above), on terms and according to the form of the letter of indemnity which is identical to the letters of indemnity issued in the past to all of the directors presently in office at the Bank, as approved by the competent organs of the Bank, and which was attached as Annex A to the Immediate report. The resolution was approved by a simple majority, as set forth in the immediate report regarding the results of the Meeting which was issued via Magna, on the date of issue of this immediate report, namely 5th February, 2009.*

C. *(1) Moreover, the General Meeting adopted a resolution regarding the ratification of the terms of the directors' and office holders' liability insurance, for all of the directors and office holders who hold office at the Bank, including the external directors and including Mr. Imri Tov (whose appointment as an external director was approved by the General Meeting as provided in Clause 3.a. of this immediate report above) and including Mrs. Iris Dror as set forth above as provided in Clause 2.2 of this immediate report above. The aforesaid insurance was renewed on 1st June, 2008 and will expire on 31st May, 2009 (hereinafter: "the Existing Policy"). The terms of the Existing Policy conform to the approval given in the past by the General Meeting.*

C. *(2) Moreover, approval was obtained that the insurances granted to the directors and the office holders in office at the Bank according to the Existing Policy also secure all of the directors, including the external directors, and all the office holders who are not controlling parties of the Bank and/or their relatives, who may hold office at the Bank from time to time in the future.*

C. *(3) It was also approved by the Meeting that after the expiry of the Existing Policy the Bank will purchase a policy or policies for insuring directors' and office holders' liability, which will grant coverage to all of the directors (including the external directors who are not controlling parties of the Bank and/or their relatives) and to all of the office holders who may hold office at the Bank from time to time, at the time of purchase and/or at any time thereafter. The purchase of the policy or the policies as aforesaid may be effected by way of renewing and/or extending the validity of the Existing Policy and/or any other policies which may be issued in the future and/or purchasing additional and/or other policies; and all of the foregoing in such manner that the insurance coverage which shall granted to the directors (including the external directors) and to the office holders of the Bank in office at any time in the future, shall not be less than the insurance coverage under the Existing Policy and also subject to the cumulative conditions set forth in the Immediate Report.*

(4) The resolutions set forth in Clauses C(1), C(2), C(3) were approved by a simple majority, as set forth in the immediate report regarding the results of the Meeting which was issued via magna, on the date of issue of this immediate report, namely 5th February, 2009.

4. This report is submitted further to the report/s specified below:

Report	Date of Publication	Reference Number
Original	*31st December 2008*	*376215-01-2008*
Amending	*6th January 2009*	*006501-01-2009*

Note to the heading of this immediate report on the results of the Meeting:
- This immediate report sets out the results of the meeting for approving a transaction with a controlling party as required under Regulation 13 of the Securities (A Transaction between a Company and a Controlling Party Thereof) Regulations, 5761-2001.
An additional immediate report, setting out the results of the meeting for approving additional subjects on the agenda of the meeting as required under 36D of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, will be sent separately to the Securities Authority, via Magna, at about the time of issue of this immediate report, on 5th February, 2009.

Note to Clause 1 – The Extraordinary General Meeting of the shareholders of the Bank was held on 5th February, 2009 at 10:00 a.m.

082-34955

Schedule 3

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 17/02/2009
Reference: 2009-01-038658

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Grant of Rights to
Purchase Shares (Securities Convertible into Share Capital)
Regulation 32 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. We advise that on *February 17, 2009* the Corporation granted rights to purchase shares as follows:

1
Category of Securities Allotted: *Options*
Quantity of Securities Allotted: *184,096*
Amount of Consideration for the Securities Allotted: *Without consideration*
Category of Shares Which Will Result from Exercise/Conversion of Securities:
Ordinary Shares of NIS 1.00.- n.v.
Stock Exchange Number of the Share Resulting from Exercise of the Security: *662577*
Quantity of the Shares Which Will Result from Exercise/Conversion in Full of Securities: *184,096*
Total Exercise Price Which Will Be paid due to Exercise/Conversion in Full of the Securities into Shares:
NIS 184,096
Period During Which Securities May Be Exercised: *From January 1,2013 to December 31, 2013*
Will the Securities Allotted Be Registered for Trade: *No*

2. The allotment of the said securities is further to an offering circular to employees, which was published on *January 18, 2009* and the reference number thereof is *2009-01-015474.*

042-34955

Schedule 4

Bank Hapoalim B.M.

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 17/02/2009
Reference: 2009-01-038652

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding the Grant of Rights to
Purchase Shares (Securities Convertible into Share Capital)

Regulation 32 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1. We advise that on *February 17, 2009* the Corporation granted rights to purchase shares as follows:

1
Category of Securities Allotted: *Options*
Quantity of Securities Allotted: *4,138,821*
Amount of Consideration for the Securities Allotted: *Without consideration*
Category of Shares Which Will Result from Exercise/Conversion of Securities: *Ordinary Shares of NIS 1.00.- n.v.*
Stock Exchange Number of the Share Resulting from Exercise of the Security: *662577*
Quantity of the Shares Which Will Result from Exercise/Conversion in Full of Securities: *4,138,821*
Total Exercise Price Which Will Be paid due to the Exercise/Conversion in Full of the Securities into Shares: *NIS 4,138,821*
Period During Which Securities May Be Exercised: *From January 1, 2013 to December 31, 2013*
Will the Securities Allotted Be Registered for Trade: *No*

2. The allotment of the said securities is further to an offering circular to employees, which was published on *January 18, 2009* and the reference number thereof is *2009-01-015459.*

082-34955



Schedule 5

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: February 18, 2009
Reference: 802/09

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report

Bank Hapoalim B.M. ("the Bank") respectfully reports, in regard to reports in the media regarding the investigation of the CEO of Poalim Capital Markets Ltd. by the Securities Authority; that to the knowledge of the Bank, no investigation is being held against the Bank, other Senior Officers or the Subsidiaries of the Bank, in connection with any alleged offence.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Advocate	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

057004 12.1

082-34955
Schedule 6

בנק הפועלים בע"מ
BANK HAPOALIM B.M.
Number at the Registrar: 520000118
Securities of the Corporation are listed for trade on the Tel-Aviv Stock Exchange
Abbreviated Name: Poalim
Street: POB 27, Tel-Aviv 61000
Telephone: 03-567 3800, 03-567 3333, Fax: 03-567 4576
Electronic Mail: YORAM.WEISSBREM@MAILPOALIM.CO.IL

Transmission Date: 03/03/2009
Reference: 049626-01-2009

To
Securities Authority
www.isa.gov.il

To
The Tel-Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report on the Rating of Debentures or the Rating of a Corporation

On 02/03/2009 Maalot the Israeli Securities Rating Company Ltd. published a report on:

○ Corporation

Up-to-date rating: ________ ________ ________ ________

Rating history:

Date	Object of Rating	Rating	Remarks
______	__________	______ ______ ______	__________

◉ Securities of the Corporation

Name and Category of Security	Number of Security on the Stock Exchange	Rating Company	Up-to-Date Rating	Remarks
Upper Tier II Capital Notes	6620207	Maalot	Maalot A+ __________ negative	Rating lowered
Hybrid Capital Notes	6620215	Maalot	Maalot A __________ negative	Rating lowered
Hybrid Capital Notes	6620280	Maalot	Maalot A __________ negative	Rating lowered

Rating history:

Name and Category of Security	Number of Security on the Stock Exchange	Date	Object of Rating	Rating	Remarks
Upper Tier II Capital Notes	6620207	09/10/2007	___	Maalot AA_____ stable	Rating raised
Hybrid Capital Notes	6620215	01/02/2004	___	Maalot AA-___ stable	Initial rating
Hybrid Capital Notes	6620280	09/10/2007	___	Maalot AA- ____ stable	Initial rating

Attached hereto is the rating report ***10012008.pdf***

[Translation from the Original Hebrew]

STANDARD
& POOR'S
Maalot

Press Release

02 March 2009

PRESS RELEASE

Hybrid Tier I Capital and Upper Tier II Capital Issued by Bank Hapoalim

Chief Analyst: Michal Gur-Kagan

Standard & Poor's Maalot hereby gives notice of the lowering of the rating of the Hybrid Tier I Capital and the Upper Tier II Capital issued by Bank Hapoalim from (ilAA-) to (ilA) and from (ilAA) to (ilA+) respectively. In addition, Standard & Poor's Maalot gives notice of a reassessment with negative implications ((CW/Negative) of these obligations ((ilA/CW Negative) and (ilA+/CW Negative).

Main Considerations
The lowering of this rating resulted from the prospect of non-payment of interest as scheduled on account of these capital notes (Hybrid Tier I Capital and Upper Tier II Capital) by reason of the narrow profitability test for these instruments, according to which a cumulative loss over six consecutive quarters would entail non-payment of interest or the deferment thereof. Standard & Poor's Maalot estimates that the likelihood of the Bank not paying the interest as scheduled on account of these notes is higher than in the past.

The risk of non-payment of interest as scheduled as aforesaid arises from the significant erosion in the profitability of the Bank in 2008 which is expected to result[1] in an annual loss of approximately NIS 780 million and in a cumulative loss of approximately NIS 563 million in the course of a period of five consecutive quarters ((commencing from the last quarter of 2007 and until the last quarter of 2008).

CW/Negative
The reassessment with negative implications arises from the possibility of an additional lowering of the rating of these obligations in as much as losses are incurred over and above what is expected in the course of the last quarter of 2008, and/or in as much as the forecasts of the Bank with regard to the first quarter of 2009 do not offset the cumulative loss over the five quarters as aforesaid. We would note that it is the intention of the Bank's management to do everything it can in order to meet these payments and is working in cooperation with the regulator in order to enable the interest payments to be made on account of the obligations.

[1] On the basis of assessments of the Bank of the results of the fourth quarter.

Ratings of S&P Maalot are based on information received from the company and from other sources which S&P Maalot believes to be reliable. S&P Maalot does not audit the information received nor does it verify the correctness or the completeness thereof.

It is hereby clarified that a rating by S&P Maalot does not reflect risks related to and/or resulting from breaches, by act or omission, of any of the obligations incorporated in any debenture documents and/or any non-correctness or inexactitude of any of the representations contained in the documents related to the issue of the debenture relative to this rating, S&P Maalot's report or the facts underlying the opinions given to S&P Maalot as a condition to receiving the rating, actions or failure to take action committed fraudulently or with deception or any other action contrary to law.

The ratings are liable to change as a result of changes in the information obtained, or for other reasons. The rating should not be taken as expressing an opinion about the price of the securities on the primary or secondary market. The rating should not be taken as expressing an opinion about the profitability of buying, selling or holding any security.

082-34955

Schedule 7

בנק הפועלים בע"מ

BANK HAPOALIM B.M.

Number at the Registrar: 520000118

Securities of the Corporation are listed for trade on the Tel-Aviv Stock Exchange

Abbreviated Name: Poalim

Street: POB 27, Tel-Aviv 61000

Telephone: 03-567 3800, 03-567 3333, Fax: 03-567 4576

Electronic Mail: YORAM.WEISSBREM@MAILPOALIM.CO.IL

Transmission Date: 01/03/2009

Reference: 047505-01-2009

To	To
Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report on the Convening of a Meeting

Regulation 36B (a) and 36C of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Explanation: If one of the subjects on the agenda of the Meeting is the approval of a transaction with a controlling party or the approval of an extraordinary proposal, Form Tav 133 or Tav 138 should be filled in, as the case may be.

1. On the date: *01/03/2009* it was resolved to summon an *Annual Meeting* _______,
   The number of the security on the Stock Exchange which entitles the holder thereof to attend the Meeting *662577*, __________,
   which will convene on *Monday* on the date: *06/04/2009* at *11:30 o'clock*
   at the address: *At the Levinstein Tower, 23 Menahem Begin Road, 3rd Floor, Room 313, in Tel-Aviv*

2. The determination date for being entitled to attend and vote at the Meeting: *08/03/2009*

3. On the agenda:
   - ☐ Approval of actions or transactions which are subject to approval under Sections 255, 262 or 268-275 of the Companies Law, 5759-1999 (hereinafter: "the Companies Law");
   - ☐ A resolution under Section 121(c) of the Companies Law concerning the authorization of the Chairman of the Board of Directors to discharge the function of the Chief Executive Officer or to exercise his powers;
   - ☐ Approval of a change in the mode of reporting under Section 35B of the Securities Law;
   - ☐ Merger under Section 320 of the Companies Law;
   - ☐ Arrangement under Section 350 of the Companies Law;
   - ☐ Appointment or removal of a director;
   - ☑ Appointment of an external director;
     Is the appointment of the external director in accordance with the provisions of Section 239(d) of the Companies Law: *No.*

Explanation: Section 239(d) of the Companies Law states that " in a company which at the time an external director is appointed all of the members of its board of directors are of one sex, the external director being appointed shall be of the other sex ".

The terms of office and employment being offered to the external director:
The annual remuneration and the remuneration for participation which is payable to all of the directors of the Bank (including the external directors), as they may be from time to time, who are not controlling parties in the Bank or their relatives (except to the Chairman of the Board of Directors), have been approved at the Special General Meeting on 06/08/2008, and are set forth in the immediate report released for publication on 06/08/2008, reference no. 227460 – 01 – 2008.

☑ Any other subject:

1. *Discussion of the financial statements and the Board of Directors Report of the Bank for the year 2007.*

2. *Reappointment of the auditors Ziv Haft, Certified Public Accountants and Somekh Chaikin, Certified Public Accountants as auditors of the Bank and the authorization of the Board of Directors to determine their remuneration. Furthermore, at the Meeting the remuneration of the aforesaid auditors for carrying out the functions of auditing and for additional services to the Bank for the year 2007 will be reported.*

Particulars concerning the subjects on the agenda:
Notice_isa.pdf
Explanation: Particulars of the subjects should include the main facts which are required to understand properly any matter which needs to be voted on at the Meeting.

The text of the proposed resolutions or a concise description of their main features:
Summary_isa.pdf

Does the controlling party in the Company, to the best of the Company's knowledge, hold shares at the time fixed for convening the General Meeting which confer the percentage required to pass all of the resolutions on the agenda of the General Meeting, assuming that all of the other shareholders participate in the voting and vote against it: *No.*

4. Attached ☒ Text of poll card □ Position Notice

Poll_Card_isa.pdf
Explanation: If a poll card and/or position notice is attached it should be ascertained that they are drawn up according to the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005.

Website address where voting is possible: __________
Explanation: This field should be filled in if the Company allows for voting through the internet under Regulation 5 (c) of the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005.

Electronic mail address where a member of the Stock Exchange may deliver the material which he is obliged to deliver to the Company under Regulation 4 (c)(1) of the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005:

____

5. The Quorum for the Meeting to be held:
   The presence of at least two shareholders who have at least twenty-five per cent. (25%) of the voting rights, within half an hour of the appointed time for opening the Meeting.

6. In the absence of a quorum, the adjourned Meeting will take place on the date *13/04/2009*, at *11:30 o'clock*, at the address: *At the Levinstein Tower, 23 Menahem Begin Road, 3rd Floor, Room 313, in Tel-Aviv.*

7. The time and place where each proposed resolution the text of which has not been given in full in the above details of the agenda may be reviewed
   At the office of the Secretary of Bank Hapoalim B.M., 63-65 Yehuda Halevy, Tel Aviv, from Sunday to Thursday, during normal working hours, by prior arrangement by phoning 03-567 3800, commencing from the date of publication of the notice for convening the Annual Meeting in the daily newspapers, as required by law.

Note to Clause 1 – The date of the resolution of the Board of Directors for summoning the Annual General Meeting, was adopted at the meeting of the Board of Directors on 01/03/2009, at 11:00 a.m.

Note to Clause 3 – The re-election of Ms. Nira Dror to the office of external director, for an additional period of three years in accordance with the Companies Law, is subject to the approval of the Bank of Israel.

BANK HAPOALIM B.M. ("THE COMPANY" OR "THE BANK")

In accordance with the Companies (Notice of a General Meeting and Class Meeting of a Public Company) Regulations, 5760-2000, and the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 notice is hereby given of the convening of an Annual General Meeting of the shareholders of the Company ("the Meeting") to be held on Monday, 6th April, 2009, at 11:30 a.m., at the Levinstein Tower, 23 Menahem Begin Road, 3rd Floor, Room 313, in Tel-Aviv, for the purpose of adopting the resolutions on the agenda, as set forth below:

A. **On the Agenda of the Annual General Meeting**

1. Discussion of the financial statements and the Board of Directors Report of the Bank for the year 2007.

2. Re-election of the external director (Ms. Nira Dror), for an additional period of three years, in accordance with the provisions of the Companies Law (5759-1999) ("the Companies Law").

   The re-election of Ms. Nina Dror to the office of external director under the Companies Law, is subject to the approval of the Bank of Israel.

3. Reappointment of the auditors Ziv Haft, Certified Public Accountants and Somekh Chaikin, Certified Public Accountants as auditors of the Bank and the authorization of the Board of Directors to determine their remuneration. Furthermore, the remuneration of the aforesaid auditors for carrying out the functions of auditing and for additional services to the Bank for the year 2007 will be reported.

B. **The Required Majority:**

The required majority for approving the resolution set forth under **Item 2** of the agenda of the Meeting concerning the re-election of the external director, Ms. Nira Dror, is a simple majority of the votes of the shareholders participating in the poll (not including those abstaining), on condition that one of the following is met: (1) The count of the votes of the majority includes at least one third of the votes of the shareholders who are not the controlling parties of the Company or whoever on their behalf, who participate in the poll; when counting all of the votes of the aforesaid shareholders, the votes of those abstaining shall not be taken into account; or – (2) The total number of the votes of those voting against among the shareholders mentioned in sub-clause (1) above does not exceed one per cent. of all the voting rights in the Company

The required majority for approving the resolution set forth under **Item 3** of the agenda of the Meeting concerning the reappointment of the auditors Ziv Haft, Certified Public Accountants and Somekh Chaikin, Certified Public Accountants as auditors of the Bank and the authorization of the Board of Directors to determine their

remuneration, is a simple majority of the votes of the shareholders participating in the poll (not including those abstaining).

C. **Further Particulars**

The determination date for being entitled to attend and vote at the Meeting under Section 182(b) of the Companies Law, is Sunday, 8th March, 2009 (**"the Determination Date"**). Any shareholder of the Company, entitled to attend and vote at the Meeting, may appoint a proxy to vote on his behalf. The proxy and power of attorney (if any) under which the proxy is signed, should be deposited at the offices of the Company not less than forty-eight (48) hours prior to the appointed time for the Meeting to begin. Furthermore, a shareholder is entitled to vote at the Meeting (on matters permitted by law) by means of a poll card. Voting in writing should be done by means of Part Two of the poll card, which is attached to the immediate report.

Please note that Section 34 (a1) of the Banking (Licensing) Law, 5741-1981, provides as follows: "No person shall agree with another concerning their voting for the appointment of a director of a banking corporation or a bank holding corporation, unless in accordance with a permit given by the Governor after consulting with the Licences Committee; this provision shall not apply to a holder of means of control who has agreed with another, that the other shall vote in his name and on his behalf for the person whom the holder of the means of control has instructed him to, and on condition that the other shall not vote in the name of and on behalf of more than one other holder". Accordingly, with respect to the re-election of the external director (a matter set forth in Item 2 on the agenda of the Meeting), a proxy who is also a shareholder of the Bank may vote in the name and on behalf of only one more shareholder. With respect to the other items on the agenda, there is nothing to prevent the proxy from representing more than one shareholder.

If within half an hour of the appointed time for the Meeting there are not present, in person or by proxy, at least two (2) shareholders who hold or who represent at least 25% of all the votes in the Company (**"a Quorum"**), then the Meeting shall be adjourned for one week and shall be held on Monday, 13th April, 2009, at 11:30 a.m. at the same place. If at the adjourned Meeting a Quorum is not present within half an hour from the appointed time for the Meeting, then the Meeting will take place with any number of persons attending.

The poll card which can be used for voting (**"the Poll Card"**) and the position statements within their meaning as provided in Section 88 of the Companies Law, if there are any, can be reviewed on the Securities Authority's distribution site at http://www.magna.isa.gov.il (**"the Distribution Site"**) and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il . Voting in writing shall be done by means of Part Two of the Poll Card, as displayed on the Distribution Site. Any shareholder may approach the Company directly and receive from it the text of the Poll Card and the position statements. A member of the Stock Exchange shall send,

free of charge, by electronic mail, a link to the text of the Poll Card and the position statements on the Distribution Site to each shareholder who is not registered in the Register of Shareholders and whose shares are registered with this member of the Stock Exchange, if the shareholder has notified that he so wishes, provided that the notice was given with respect to a particular securities account and in good time prior to the Determination Date.

In accordance with the Companies (Proof of Ownership of a Share for the Purpose of Voting at a General Meeting) Regulations, 5760-2000, a shareholder, in whose favour shares are registered with a member of the Stock Exchange, who wishes to vote at the Meeting, shall submit to the Company confirmation by that member of the Stock Exchange concerning his ownership of the shares on the Determination Date, as required under those Regulations. A shareholder, whose shares are registered with a member of Stock Exchange, is entitled to receive the confirmation of ownership from the member of the Stock Exchange through whom he holds his shares, at the branch of the member of the Stock Exchange or by mail to his address in return for payment of postage only, if he is so requests. Such a request shall be made in advance with reference to a particular securities account.

The Poll Card and the documents that are required to be attached thereto as specified therein, shall be delivered to the Company's offices (including by registered mail), together with a confirmation of ownership (and with respect to a registered shareholder – together with a photocopy of the identity card, passport or certificate of incorporation, as the case may be), within seventy-two (72) hours prior to the time scheduled for convening the Meeting, namely by Friday, 3rd April, 2009, at 11:30 a.m. For this purpose, the "Time of Delivery" is when the Poll Card and the attached documents reached the Company's offices.

The last time for delivering position statements to the Company is no more than ten (10) days after the Determination Date, namely no later than Wednesday, 18th March, 2009, at 11:30 a.m.

The full text of the resolutions being presented for the approval of the General Meeting, the Bank's Memorandum and Articles of Association, the full text of the financial statements and the Board of Directors' Report of the Bank for the year 2007 with their attachments, as well as additional background material, are open for inspection at the office of the Secretary of the Bank, at 63-65Yehuda Halevy Street in Tel-Aviv, during regular working hours, by prior arrangement.

Bank Hapoalim B.M.

A CONDENSED STATEMENT OF THE RESOLUTIONS ON THE SUBJECTS ON THE AGENDA OF THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF BANK HAPOALIM B.M. WHICH WILL BE HELD ON 6TH APRIL, 2009 AT 11;30 A.M.

As to Item 1: Discussion of the financial statements and the Board of Directors Report of the Bank for the year 2007:
The periodic report of the Bank for the year 2007 (including the financial statements and the Board of Directors Report), which were published on 31st March, 2008, may be inspected on the distribution website of the Securities Authority at the address: http://www.magna.isa.gov.il and on the website of the Tel-Aviv Stock Exchange Ltd., at the address: **http://maya.tase.co.il**

The Text of the Resolution: To adopt the financial statements, the Board of Directors Report and the report of the auditors of the Bank for the year 2007.

As to Item 2: Re-election of External Director:

The Text of the Resolution: It is proposed to re-elect the external director, Ms. Nira Dror, for an additional period of three years, in accordance with the provisions of the Companies Law (5759-1999) (**"the Companies Law"**).

Particulars according to Regulation 26 of the Securities (Periodic and Immediate Reports) Regulations, with regard to the director whose appointment is brought for approval:

a) Name: Nira Dror;
b) Identity Document Number: 52726551;
c) Date of Birth: 25th September 1954;
d) Address for service of process: Dvorah Haneviah 7, Ramat Hasharon;
e) Nationality: Israeli;
f) Member of the Committees Listed Below of the Board of Directors: **Subject to the approval of the appointment by the General Meeting, her membership of the following committees of the Board of Directors will be renewed: Audit Committee, Credit Committee, Transactions With Interested and Related Parties Committee, Salaries and Human Resources Committee, Repricing Committee, Balance Sheet Committee, Expense Control and Streamlining Committee, Prospectus Committee, Risk Management and Control and Basel II Implementation Committee and New Products Committee**;
g) Has accounting and financial expertise having regard to her education and pursuits, as set forth below;
h) Is not an employee of the Bank, of a subsidiary or of a related company of the Bank or of an interested party in the Bank;
i) Will act as a director of the Bank from the date of her appointment by the Meeting;
   (1) Her education: Has a bachelor's degree (B.A.) in Economics and Business Administration - Tel-Aviv University. Has a master's degree (M.B.A.) in Business Administration – Tel-Aviv University;

(2) Her pursuits during the last five years and a list of the corporations in which she served or serves as a director:
   - March 2006 – March 2009 – serves as an external director on the Board of Directors of Bank Hapoalim B.M.;
   - Is a member of the boards of directors of the companies: Dikla Insurance company Ltd. and Zur Shamir Holdings Ltd.;
   - From June 2003 to August 2005 Deputy General Manager and Head of North America of El Al;
   - 2005 – 2008 member of the Board of Directors of H&O Ltd.;
   - 2006 – 2008 member of the Board of Directors of Hamey Yoav Tourism Ltd.

j) Is not a member of the family of any other interested party in the Bank;

k) The Bank views the director as having accounting and financial expertise for the purpose of meeting the minimum number set by the Board of Directors under Section 92(a)(12) of the Companies Law.

The re-election of Ms. Nira Dror to the office of external director under the Companies Law, is subject to the approval of the Bank of Israel.

The Required Majority: A simple majority of the votes of the shareholders participating in the poll (not including those abstaining), on condition that one of the following is met: (1) The count of the votes of the majority includes at least one third of the votes of the shareholders who are not the controlling parties of the Company or whoever on their behalf, who participate in the poll; when counting all of the votes of the aforesaid shareholders, the votes of those abstaining shall not be taken into account; or – (2) The total number of the votes of those voting against among the shareholders mentioned in sub-clause (1) above does not exceed one per cent.of all the voting rights in the Bank.

As to Item 3: Reappointment of the Auditors:

The Text of the Resolution:

a. Ziv Haft, Certified Public Accountants and Somekh Chaikin, Certified Public Accountants were appointed as auditors of the Company by the general meeting of shareholders of the Company which was held on 20th March, 2008.
   Upon the recommendation of the Audit Committee and the Board of Directors of 1st March, 2009 it is proposed to reappoint the aforesaid auditors as auditors of the Company, until the next annual general meeting is convened, and to authorize the Board of Directors of the Company to determine their remuneration.

b. It will be reported to the General Meeting that the remuneration of the auditors, paid for carrying out the functions of auditing and for additional services to the Bank for the year 2007, is set out on page 209 of the Board of Directors Report published as part of the annual statements of Bank Hapoalim B.M. for the year 2007.

The Required Majority: A simple majority of the votes of the shareholders participating in the poll (not including those abstaining).

BANK HAPOALIM B.M.

Poll Card According to the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005

Part One

Company Name

Bank Hapoalim B.M. ("**the Company**" or "**the Bank**").

Class of General Meeting, the Time and the Place for the Convening Thereof

An Annual General Meeting. The Annual General Meeting will take place on **Monday, 6th April, 2009,** at 11:30 a.m. at the offices of Company at the Levinstein Tower, 23 Menahem Begin Road in Tel-Aviv (3rd Floor, Room 313). If the Meeting is adjourned, it will take place on Monday, 13th April, 2009, at the same place and at the same time.

Details of the Subjects on the Agenda Which Can Be Voted On By Means of This Poll Card

1. **Re-election of an external director**

   Re-election of an external director (Ms. Nira Dror) for an additional period of three years, in accordance with the provisions of the Companies Law, 5759-1999 (hereinafter – "**the Companies Law**").

   Particulars according to Regulation 26 of the Securities (Periodic and Immediate Reports) Regulations in relation to a director whose appointment is brought for approval:

   a) Name: Nira Dror;
   b) Identity Document Number: 52726551;
   c) Date of Birth: 25th September 1954;
   d) Address for service of process: Dvorah Haneviah 7, Ramat Hasharon;
   e) Nationality: Israeli;
   f) Member of the Committees Listed Below of the Board of Directors: **Subject to the approval of the appointment by the General Meeting, her membership of the following committees of the Board of Directors will be renewed: Audit Committee, Credit Committee, Transactions With Interested and Related Parties Committee, Salaries and Human Resources Committee, Repricing Committee, Balance Sheet Committee, Expense Control and Streamlining Committee, Prospectus Committee, Risk Management and Control and Basel II Implementation Committee and New Products Committee**;
   g) Has accounting and financial expertise having regard to her education and pursuits, as set forth below;

h) Is not an employee of the Bank, of a subsidiary or of a related company of the Bank or of an interested party in the Bank;
i) Will act as a director of the Bank from the date of her appointment by the Meeting;
j) (1) Her education: Has a bachelor's degree (B.A.) in Economics and Business Administration - Tel-Aviv University. Has a master's degree (M.B.A.) in Business Administration – Tel-Aviv University;
   (2) Her pursuits during the last five years and a list of the corporations in which she served or serves as a director:
   - Is a member of the boards of directors of the companies: Dikla Insurance company Ltd. and Zur Shamir Holdings Ltd.;
   - From June 2003 to August 2005 Deputy General Manager and Head of North America of El Al;
   - 2005 – 2008 member of the Board of Directors of H&O Ltd.;
   - 2006 – 2008 member of the Board of Directors of Hamey Yoav Tourism Ltd.
k) Is not a member of the family of any other interested party in the Bank;
l) The Bank views the director as having accounting and financial expertise for the purpose of meeting the minimum number set by the Board of Directors under Section 92(a)(12) of the Companies Law.

The re-election of Ms. Nira Dror to the office of external director under the Companies Law is subject to the approval of the Bank of Israel.

The Required Majority: A simple majority of the votes of the shareholders participating in the poll (not including those abstaining), on condition that one of the following is met: (1) The count of the votes of the majority includes at least one third of the votes of the shareholders who are not the controlling parties of the Company or whoever on their behalf, who participate in the poll; when counting all of the votes of the aforesaid shareholders, the votes of those abstaining shall not be taken into account; or – (2) The total number of the votes of those voting against among the shareholders mentioned in sub-clause (1) above does not exceed one per cent.of all the voting rights in the Bank.

The Place and Times Where and When the Full Text of the Resolutions Can Be Reviewed

The text of the of the proposed resolutions can be reviewed at the office of the Secretary of the Bank, at 63-65 Yehuda Halevy Street, in Tel-Aviv, during normal working hours, by prior arrangement by phoning 03-567 3800, commencing from the date of publication of the notice for convening the Annual Meeting in the daily newspapers, as required by law.

Validity of the Poll Card

The poll card will be valid only if there are attached thereto the following documents and provided that it is delivered to the Company (including by registered mail) up to seventy-two (72) hours prior to the time of voting:

An Unregistered Shareholder[1] - A confirmation of ownership (see details below regarding the entitlement of an unregistered shareholder to receive a confirmation of ownership, a poll card and a position notice).

A Registered Shareholder[2] - A photocopy of the identity card, passport or certificate of incorporation.

A poll card which is has not been delivered in accordance with the provisions of this clause will be invalid.

For the purpose hereof "time of delivery" is the time when the poll card and the documents attached thereto reach the offices of the Company.

The Company Does Not Allow Voting Through the Internet

The Address of the Company for Delivering Poll Cards and Position Notices

At the offices of the Secretary of the Bank, at 63-65 Yehuda Halevy Street, Tel-Aviv 65781 (7th Floor).

The Last Day for Delivering Position Notices to the Company by the Shareholders

Up to ten (10) days after the Determination Date (**"the Last Day for Sending Position Notices by the Shareholders"**), namely, up to 18th March, 2009.

The Last Day for Delivering the Response of the Board of Directors to the Position Notices

Up to 12 days prior to the date for convening the General Meeting, namely up to 26th March, 2009.

Website Addresses Where the Poll Cards and the Position Notices Can Be Found

The distribution site of the Securities Authority (**"the Distribution Site"**): http://www.magna.isa.gov.il.

The website of the Tel-Aviv Stock Exchange Ltd.: www.maya.tase.co.il.

An unregistered shareholder is entitled to receive the confirmation of ownership at a branch of the member of the Stock Exchange through whom he holds his shares in the Bank, or by dispatch by mail from such member of the Stock Exchange, if he requests the latter to do so. Such a request shall be made in advance with reference to a particular securities account.

---

[1] Some one in whose favour shares are registered with a member of the Stock Exchange and such shares are included among the shares registered in the register of shareholders in the name of a registration company.

[2] A shareholder who is registered in the register of shareholders of the Company.

An unregistered shareholder is entitled to receive by electronic mail free of charge a link to the form of the poll card and position notices on the Distribution Site, from the member of the Stock Exchange through whom he holds his shares, unless he has notified the member of the Stock Exchange that he does not wish to receive such a link or that he wishes to receive poll cards by mail against payment; his notice regarding poll cards shall also apply to receiving position notices.

One or more shareholders who, on the Determination Date, holds shares amounting to five per cent. or more of the sum total of all the voting rights in the Company, and whoever holds a percentage as aforesaid of the sum total of all the voting rights which are not held by a controlling party of the Company as defined in Section 268 of the Companies Law (**"a Controlling Party"**), is entitled in person or through a proxy on his behalf, following the convening of the General Meeting, to review at the offices of the Company the poll cards as provided in Regulation 10 of the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005, and after prior arrangement with the Company.

The quantity of shares constituting 5% of the total voting rights in the Company is: 65,897,380 ordinary shares.
The quantity of shares constituting 5% of the total voting rights in the Company that are not held by a Controlling Party is: 48,932,593 ordinary shares.

A Shareholder needs to indicate the manner in which he will vote with respect to the items on the agenda in Part Two of this poll card.

BANK HAPOALIM B.M.

Poll Card According to the Companies (Voting in Writing and Position Notices) Regulations, 5766-2005

Part Two

Company Name: Bank Hapoalim B.M.

Address of the Company (for delivering and sending poll cards): Bank Hapoalim, 63-65 Yehuda Halevy, Tel-Aviv 65781, Attention Secretariat of the Bank (7th Floor).

Company Number: 52-000011-8.

Date of the Meeting: **Monday, 6th April, 2009.**

Type of the Meeting: Annual General Meeting.

Determination Date: **Sunday, 8th March, 2009.**

Particulars of the Shareholder

1. Shareholder's Name - ______________________

2. Identity Number - ______________________

3. If the shareholder has no Israeli identity card –

   Passport Number - ______________________

   Country of Issue - ______________________

   Valid Until - ______________________

4. If the shareholder is a corporation –

   Corporation Number - ______________________

   Country of Incorporation - ______________________

Manner of Voting:

Number of Item on the Agenda	On the Agenda	Manner of Voting [3]			Regarding the re-election of an external director (Section 239 (b) of the Companies Law) – Are you a Controlling Party [4]?	
		For	Against	Abstain	Yes	No
1	Re-election of external director Ms. Nira Dror, for an additional period of 3 years, in accordance with the provisions of the Companies Law					

Date: __________ Signature: ______________

For shareholders who hold the shares through a member of the Stock Exchange (in accordance with Section 177(1) of the Companies Law) – this poll card is valid only when a confirmation of ownership is attached.

For shareholders who are registered in the register of shareholders of the company – the poll card is valid when a photocopy of the identity card / passport certificate of incorporation is attached.

Details:

The following are details in connection with my being a Controlling Party, with respect to the appointment of an external director (Section 239 (b) of the Companies Law, as set forth in Item 2 on the agenda of the Meeting, as hereinafter set forth:

____

____

____

____

____

____

[3] An unmarked box will be deemed an abstention from voting on that item.

[4] A shareholder who does not signify either "Yes" or "No" his vote shall not be counted and he shall be considered as not having participated in the voting.

082-34955

bank hapoalim

Schedule 8

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 09/03/2009
Reference: 2009-01-053616

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders
Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970
Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***March 8, 2009***

	Name	Category of Identity	Identity Number	Title	Accounting and Financial Proficiency	Member of the Audit Committee
1	*Dan Dankner*	*I.D. Number*	*059581280*	*Chairman of the Board of Directors*	*Yes*	*No*
2	*Yair Orgler*	*I.D. Number*	*001210541*	*Director*	*Yes*	*Yes*
3	*Irit Izakson*	*I.D. Number*	*050709286*	*Director*	*Yes*	*No*
4	*Mali Baron*	*I.D. Number*	*003462181*	*Director*	*Yes*	*No*
5	*Pnina Dvorin*	*I.D. Number*	*03333093*	*Director*	*No*	*No*
6	*Iris Dror*	*I.D. Number*	*058741414*	*Director*	*No*	*No*
7	*Nir Zichlinskey*	*I.D. Number*	*022085468*	*Director*	*Yes*	*No*
8	*Imri Tov*	*I.D. Number*	*005018155*	*External Director*	*Yes*	*Yes*
9	*Ronen Israel*	*I.D. Number*	*055692578*	*Director*	*Yes*	*No*
10	*Leslie Littner*	*I.D. Number*	*327092722*	*Director*	*Yes*	*Yes*
11	*Efrat Peled*	*I.D. Number*	*027224773*	*Director*	*Yes*	*No*
12	*Moshe Koren*	*I.D. Number*	*1228998*	*Director*	*Yes*	*No*
13	*Oded Sarig*	*I.D. Number*	*53547451*	*Director*	*Yes*	*No*
14	*Zvi Ziv*	*I.D. Number*	*4143699*	*President and Chief Executive Officer*		
15	*Ofer Levy*	*I.D. Number*	*052222577*	*Member of the Board of Management, Senior Deputy Managing Director and Chief Accountant*		
16	*David Luzon*	*I.D. Number*	*51409308*	*Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology*		
17	*Ilan Mazur*	*I.D. Number*	*007447386*	*Member of the Board of Management, Senior Deputy Managing Director and Chief*		

				Legal Adviser		
18	Hanna Pri-zan	I.D. Number	50963115	Member of the Board of Management, Senior Deputy Managing Director and Head of Client Asset Management		
19	Zion Kenan	I.D. Number	053508594	Member of the Board of Management, Deputy CEO and Head of Corporate Banking		
20	Doron Klausner	I.D. Number	051277556	Member of the Board of Management, Senior Deputy Managing Director and Head of Human Resources, Logistics & Procurement		
21	Alberto Garfunkel	I.D. Number	012592424	Member of the Board of Management, Senior Deputy Managing Director and Head of International Banking		
22	Mario Szuszan	I.D. Number	13802939	Member of the Board of Management, Senior Deputy Managing Director and Head of Global Treasury		
23	Uriel Paz	I.D. Number	024496952	Member of the Board of Management, Senior Deputy Managing Director and Head of Retail Banking		
24	Lilach Asher-Topilsky	I.D. Number	024934861	Member of the Board of Management, Senior Deputy Managing Director and Head of Corporate Strategy		
25	Dan Alexander Koller	I.D. Number	028051910	Member of the Board of Management, Senior Deputy Managing Director and Chief Risk Officer		
26	Orit Lerer	I.D. Number	53561114	Other: Senior Deputy Managing Director and Chief Internal Auditor		
27	Yoram Weissbrem	I.D. Number	007041809	Other: Corporate Secretary		

1. Messrs. Yair Orgler, Mali Baron, Ronen Israel, Leslie Littner and Oded Sarig are external directors - Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks

2. Ms. Pnina Dvorin is a director with professional qualification, as this term is defined in the Companies (Conditions and Criteria for a Director with Accounting and Financial Expertise and for a Director with Professional Qualification) Regulations, 5766-2005.

082-34955

Bank Hapoalim B.M. 
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 9

Transmission date: 08/03/09
Reference: 2009-01-052581

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report of a Senior Office Holder who Ceased to Hold Office
Regulation 34 (a) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970

1. First Name: ***Nira***
   Name of Corporation / Last Name: ***Dror***
   Type of identification: ***I.D. #***
   Identification number: ***058741414***
   Citizenship/Country of incorporation or registration: ***Private person with Israeli citizenship***
2. The position ceased to be held: ***External Director***
3. Date for ceasing office: ***07/03/2009*** Date for commencing office: ***08/03/2006***
4. To the best of the corporation's knowledge, the retirement ***does not*** involve circumstances, which need to be brought to the knowledge of investors at large
5. The manner for ceasing office: ***Completion of Term***
6. Position continued to be held in the corporation: ***does not hold any position in the corporation***
7. Will the senior office holder continue to be an interested party in virtue of holdings after retirement: ***No.***
8. Did the company consider the director ceasing office in having accounting and financial expertise? ***Yes***
9. The date and the hour the event or matter for this report was first brought to the attention of the corporation: ***on 08/03/2009 at 07:30***

Remarks:
Paragraph 3 – Mrs. Nira Dror's three year term as External Director (In accordance with the Companies Law, 5759-1999 (hereinafter: "the Companies Law")), ended on March 7th 2009. Her re-election for an additional period of three years (in accordance with the Companies Law), will be brought to the approval of the Annual General Meeting of the Shareholders of the Bank to convene on April 6th 2009.

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 09/03/2009
Reference: 2009-01-054681

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that
- ○
- ● From 01/02/2009 until 27/02/2009

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Realization

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
27/02/2009	*Realization of Employees Options 2005*	*Employees Options 2005*	*6620231*	*-208,099*	*No*
27/02/2009	*Realization of Options*	*Ordinary Share BNHP*	*662577*	*208,099*	*Yes*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	4,000,000,000	1,317,752,530	1,317,960,629

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	*Poalim Subordinated Capital Notes "A"*	*Other*		*676,000,000*	*676,000,000*	*Yes*
6620215	*Poalim Subordinated Capital Notes "B"*	*Other*		*459,400,000*	*459,400,000*	*No*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*1,302,000,000*	*1,302,000,000*	*Yes*
6620231	*Employees Options 2005*	*Option*		*3,222,788*	*3,014,689*	*No*
6620249	*Employees Options 2006*	*Option*		*3,947,074*	*3,944,943*	*No*
6620256	*Personal Employment Contract Options 2006*	*Option*		*41,292*	*39,592*	*No*
6620264	*Employees Options 2007*	*Option*		*4,026,323*	*4,024,067*	*No*
6620272	*Personal Employment Contract Options 2007*	*Option*		*57,970*	*56,117*	*No*
6620306	*Personal Employment Contract Options 2008*	*Option*		*96,331*	*94,551*	*No*
6620298	*Employees Options 2008*	*Option*		*4,125,311*	*4,122,905*	*No*
6620330	*Employees Options 2009*	*Option*		*0*	*4,138,821*	*No*
6620348	*Personal Employment Contract Options 2009*	*Option*		*0*	*184,096*	*No*
6620318	*Poalim Options 3/08 "A"*	*Option*		*3,750,000*	*3,750,000*	*No*
6620322	*Poalim Options 3/08 "B"*	*Option*		*3,750,000*	*3,750,000*	*No*

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an up-to-date file of the corporation's securities lists, as well as the shareholders lists, the option holder's notebook, and the bondholder's notebook *Book_isa.pdf*

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 27 February 2009

List of Shareholders of Bank Hapoalim B.M	Amount of shares
Nominee Company of Bank Hapoalim B.M.	978,619,736
A. Shares of Core of Control	
Arison Holdings (1998) Ltd.	263,531,308
B. Free Shares	
Israel Salt Industries Ltd.	75,664,441
Yaacov Diamant	70,000
Savion Tal	35,800
Tzitzian Avraham	31,680
Don Maxwell	2,450
Florsheim Mark & Ziporah	1,640
Vardi Rachel	780
Agmon Eliyahu	700
Barkner Albert	603
Kikov Esther	568
Levi Victoria	544
Mindel Shira Milka	122
Geva Ariyeh	100
Pentzer Nathan	75
Zachs Eran	40
Newman David	10
Yehuda Bar Lev	10
Aaron Elias	10
Kelev Victoria	5
AMM G. Investments & Financials Ltd.	2
Livnat Raz	1
Zektzer Ram	1
Kramer Moshe	1
Erez Tal	1
Feldman Avi	1
	1,317,960,629

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 27/02/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**671,000,000**
The Provident Fund of Bank Leumi Staff	**5,000,000**
Total Capital	**676,000,000**

List of Holders of Subordinated Capital Notes 'B' 6620215

As of date : 27/02/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**459,400,000**
Total Capital	**459,400,000**

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280

As of date : 27/02/2009

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**1,298,400,000**
S.D.S.Z. Investments Ltd.	**3,600,000**
Total Capital	**1,302,000,000**

List of Holders of Employees Options 2005 6620231

As of date : 27/02/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,014,689
Total Capital	3,014,689

List of Holders of Employees Options 2006 6620249

As of date : 27/02/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,944,943
Total Capital	3,944,943

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 27/02/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**39,592**
Total Capital	**39,592**

List of Holders of Employees Options 2007 6620264

As of date : 27/02/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,024,067
Total Capital	4,024,067

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 27/02/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	56,117
Total Capital	56,117

bank hapoalim

List of Holders of Personal Employment Contract Options 2008 6620306

As of date : 27/02/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	94,551
Total Capital	94,551

bank hapoalim

List of Holders of Employees Options 2008 6620298

As of date : 27/02/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,122,905
Total Capital	4,122,905

bank hapoalim

List of Holders of Employees Options 2009 6620330

As of date : 27/02/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	**4,138,821**
Total Capital	**4,138,821**

bank hapoalim

List of Holders of Personal Employment Contract Options 2009 6620348

As of date : 27/02/2009

	Quantity of Capital Notes
G.L.E. 102 Trusts	184,096
Total Capital	184,096

bank hapoalim

List of Holders of Poalim Options 3/2008 “A” 6620318

As of date : 27/02/2009

	Quantity of Capital Notes
York Global Finance II S.א r.l	**3,750,000**
Total Capital	**3,750,000**

bank hapoalim

List of Holders of Poalim Options 3/2008 "B" 6620322

As of date : 27/02/2009

	Quantity of Capital Notes
York Global Finance II S.א r.l	**3,750,000**
Total Capital	**3,750,000**

092-34955

Bank Hapoalim B.M.


bank hapoalim

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange

Code name: Poalim

Street: P.O.B. 27, Tel Aviv 61000

Tel: 03-5673800; 03-5673333; Fax: 03-5674576

e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 11

Transmission date: 15/03/2009
Reference: 2009-01-057618

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties and Senior Office Holders

Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1

Name of the Corporation/Surname and First Name of the Holder: *Ronen Israel*
Category of Identity Number: *Identification Number*
Identity Number of the Holder: *055692578*
Category of Holder: *Director/CEO*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Private Person with Israeli Citizenship*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *BNHP ordinary share*
Nature of the Change: *Change*
the shares are held in an account in the name of his son who is a minor
Date of Change: *March 16, 2008*
Transaction Price: *1,379* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *0*
Change in Quantity of Securities: *362*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *362*
Extent of Holding after the Change: In the capital: *0.0001%* In voting power: *0.0001%*
Extent of Holding after the Change (fully diluted): In the capital: *0.0001%* In voting power: *0.0001%*
Clarification No.

2

Name of the Corporation/Surname and First Name of the Holder: *Ronen Israel*
Category of Identity Number: *Identification Number*
Identity Number of the Holder: *055692578*
Category of Holder: *Director/CEO*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Private Person with Israeli Citizenship*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*



Name and Category of Security: *BNHP ordinary share*
Nature of the Change: *Change*
the shares are held in an account in the name of his son who is a minor
Date of Change: *December 8, 2008*
Transaction Price: *837* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *362*
Change in Quantity of Securities: *980*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *1,342*
Extent of Holding after the Change: In the capital: *0.0001%* In voting power: *0.0001%*
Extent of Holding after the Change (fully diluted): In the capital: *0.0001%* In voting power: *0.0001%*
Clarification No.

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Clarification
1	

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

   ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

   ____

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *March 2, 2009 at 1:00 p.m.*

082-34955

Schedule 12

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 09/03/2009
Reference: 2009-01-054888

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties and Senior Office Holders
Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule as of *09/03/2009*
A. Interested Parties in the corporation (including CEO and directors, and including any employee holding five percent or more of th issued share capital of the corporation or voting rights therein).

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	263,531,308	19.99	19.99	19.59	19.59
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.75	5.75	5.63	5.63
3	Dan Dankner	Option	825,000	0.00	0.00	0.06	0.06
4	Ronen Israel	BNHP Ordinary Share	1,342	0.00	0.00	0.00	0.00
5	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
6	Zvi Ziv	Option	1,140,000	0.00	0.00	0.09	0.09

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
25.74	25.74	25.37	25.37

B. Senior Office Holders in the corporation (not including CEO and directors, and not including any employee holding five percent o more of the issued share capital of the corporation or voting rights therein).

- o Do not hold securities of the corporation
- • Following is the schedule of holdings of senior office holders in the corporation:

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
7	Ilan Mazur	BNHP Ordinary Shares	21,095	0.00	0.00	0.00	0.00
8	Hanna Pri-Zan	BNHP Ordinary Shares	13,682	0.00	0.00	0.00	0.00

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
0.00	0.00	0.00	0.00

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*
6. *If a senior office holder holds 5 percent or more of the issued share capital of the corporation or voting rights therein, the holdings should be listed in the "Interested Parties" listings table as described in paragraph "A" above.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 263,531,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Eternity Four Trust-A holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of the Bank.

Furthermore, Eternity Four Trust-A holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust-A.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Dan Dankner.*
No. of Holder: *3*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *059581280*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*

Balance in previous comprehensive report (quantity of securities): *825,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 13th February, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Dankner are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Ronen Israel*
No. of Holder: *4*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *055692578*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *0*
Change in Quantity of Securities: *1,342*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
the shares are held in an account in the name of his son who is a minor

Name of Holder: *Zvi Ziv.*
No. of Holder: *5*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *6*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *1,140,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:
A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 31st March, 2008.
B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Ziv are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Ilan Mazur*
No. of Holder: *7*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447386*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *21,095*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hanna Pri-Zan*
No. of Holder: *8*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *50963115*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *13,682*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1	
Arison Holdings (1998) Ltd.	
Identification Number of Controlling Party	*Identification Number 512705153*
2	
Israel Salt Industries Ltd.	
Identification Number of Controlling Party	*Identificiation Number 520037573*

- = Remarks = -

1. *extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.*
2. *When calculating the size of the holding of the interested parties in the Company on a fully diluted basis, 1,965,000 options held by Messrs Zvi Ziv and Dan Dankner were not taken with account, because those options are only exercisable into shares of the Bank to be purchased for that purpose by the Bank and no new shares will be allotted; the calculation of the size of the holdings of Zvi Ziv and Dan Dankner (on a fully diluted basis) was made on the assumption that each option would be exercised into one share. This is a theoretical assumption because the exercise mechanism for such options is a "net exercise" mechanism, so that in fact there will not be allotted to the offeree who exercises the options all of shares emanating therefrom, but only shares in a quantity which reflects the amount of the monetary benefit embodied in the options. It is to be noted that according to the terms of the options allotted to Messrs. Zvi Ziv and Dan Dankner, they are exercisable only into shares to be purchased for that purpose by the Bank. As at the time of this report, the Supervisor of Banks has permitted the Bank to purchase for its own account 1,250,000 shares so that the options may be exercised, as aforesaid.*

082-34955

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 13

Transmission date: 11/03/09
Reference: 2009-01-055455

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Amending Report to a faulty report sent on 8 March 2009 reference 2009-01-052581
The error: *incorrect Identification number*
Reason for error: *scribal error*
The Amendment: *the correct Identification number is 52726551*

Immediate Report of a Senior Office Holder who Ceased to Hold Office
Regulation 34 (a) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970

1. First Name: ***Nira***
   Name of Corporation / Last Name: ***Dror***
   Type of identification: ***I.D. #***
   Identification number: ***52726551***
   Citizenship/Country of incorporation or registration: ***Private person with Israeli citizenship***
2. The position ceased to be held: ***External Director***
3. Date for ceasing office: ***07/03/2009*** Date for commencing office: ***08/03/2006***
4. To the best of the corporation's knowledge, the retirement ***does not*** involve circumstances, which need to be brought to the knowledge of investors at large
5. The manner for ceasing office: ***Completion of Term***
6. Position continued to be held in the corporation: ***does not hold any position in the corporation***
7. Will the senior office holder continue to be an interested party in virtue of holdings after retirement: ***No.***
8. Did the company consider the director ceasing office in having accounting and financial expertise? ***Yes***
9. The date and the hour the event or matter for this report was first brought to the attention of the corporation: ***on 08/03/2009 at 07:30***

Remarks:
Paragraph 3 – Mrs. Nira Dror's three year term as External Director (In accordance with the Companies Law, 5759-1999 (hereinafter: "the Companies Law")), ended on March 7th 2009. Her re-election for an additional period of three years (in accordance with the Companies Law), will be brought to the approval of the Annual General Meeting of the Shareholders of the Bank to convene on April 6th 2009.

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

082-34955


bank hapoalim

Date: 02/03/2009
Our reference: 802/09

Schedule 14

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise as follows:

1. The Board of Directors of the Bank convened on 2nd March, 2009 before noon in connection with the terms of issue to the public of subordinated capital notes of the Bank, under a prospectus published in November, 2001, and which form part of the Bank's Tier II capital (hereinafter: "the Capital Notes") and in connection with the terms of private issues of additional subordinated capital notes of February 2004 and November 2007, which form part of the Tier I capital of the Bank (hereinafter: the Tier I Capital Notes"), according to which in certain circumstances the Bank may not at the scheduled time therefor make payments of interest on account of the Capital Notes and the Tier I Capital Notes.

   Under the terms of the aforesaid issues, the circumstances for non payment of interest at the scheduled time therefor include a situation in which during a period of six consecutive quarters, with respect to which the financial statement for the last of which was published prior to the date fixed for the payment of the interest, the Bank did not report a cumulative net profit (that is to say, if the simple sum of the quarterly amounts of net profit or loss stated in the financial statements of the Bank, for the six consecutive quarters, is negative).

2. The Board of Directors resolved to make in full the payments of interest which are and which may become due on account of the Capital Notes and the Tier I Capital Notes.

   For that purpose, the Board of Directors has empowered the CEO of the Bank to take action in order to obtain the required consents under the terms of issue of the Capital Notes and the Tier I Capital Notes for the purpose of making payment of the interest in full.

   The Board of Directors has determined that within this framework, and in so far as may be necessary, or efficacious, and subject to obtaining the required consents, as aforesaid, the Bank will advance payment of the interest on account of the Capital Notes the agreed payment dates of which are 27th June, 2009 and 27th September, 2009 and payment of the interest on account of the Tier I Capital Notes the agreed payment dates of which are 1st August, 2009 and 1st November, 2009, such that all of the amounts of interest which were to have been paid on the aforesaid dates and the cumulative amount of which is approximately NIS 80 million, will be paid in full to the holders of the Capital Notes and the Tier I Capital Notes (respectively) shortly after the aforesaid consents are obtained.

3. Immediately following the adoption of aforesaid resolution by the Board of directors, action is being taken by the Bank to obtain the required consents as soon as possible. The Bank will report to the public concerning the date to be fixed for making the aforesaid payments of interest.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Ilan Mazur, Adv.	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

057004 1.12